Exhibit 99.j

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated November 29, 2017 with respect to the financial statements and financial highlights of Elkhorn Lunt Low Vol/High Beta Tactical ETF (one of the funds constituting the Elkhorn ETF Trust) for the period from October 19, 2016 (commencement of operations) through September 30, 2017, which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information incorporated by reference in this Registration Statement, and to the use of our name as it appears under the captions “Fund Service Providers”, “Financial Highlights”, “Miscellaneous Information”, and “Financial Statements”.

/s/ Grant Thornton LLP

Chicago, Illinois

January 29, 2018